First Quarter Report 1999

Fellow Stockholders:					                                   April 29, 1999

Frequent readers of these missives may experience a sense of deja vu while reading this letter, as the company's first-quarter performance continued the trends of revenue and earnings growth typical of the past several years. No one is complaining - there's no lack of joy here simply because it's a familiar story.

Revenue in the quarter amounted to $469.7 million, a record high for first-quarter sales and a 43.4 percent increase over revenue of $327.5 million in the first quarter a year ago. As usual, sales of the TITAN(r) family of digital cross-connect systems led the way, increasing by 49 percent over sales in the first quarter of 1998. Echo canceller sales were up 42 percent during the quarter, bolstered in large part by the successful integration of the former Coherent company. Sales of the MartisDXX(tm) system increased
21.2 percent, and we should note that our CABLESPAN(r) product met its sales plan for the quarter. With all the activity in the cable industry these days, perhaps this quarter's activity won't be a one-time event.

Net earnings for the quarter amounted to almost $104 million, 52 percent above earnings in the first quarter a year ago. Earnings per share on a diluted basis were 52 cents this quarter and 37 cents last year.

As noted, TITAN system sales were strong throughout the quarter, both for the wideband TITAN 5500 system and the narrowband TITAN 532L system. The announcement during the quarter of the Feature Package 6.0 enhancement for the TITAN 5500 cross-connect doubles the size of that system and gives us the largest digital cross connect system in captivity. The introduction of a new TITAN element, the TITAN 4500GS Global Services Delivery platform, was another milestone during this first quarter. This extension of the TITAN product family addresses the needs of the global carriers of telecom traffic by accommodating both North American and European transport protocols.

At our April 21 Annual Meeting of Stockholders, current Tellabs Directors Brian J. Jackman, Stephanie Pace Marshall and William F. Souders were re-elected to new three-year terms on the company's Board of Directors. To the delight of most and, I suspect, the surprise of very few, Tellabs announced a two-for-one split of its common shares. At the same time, we talked in fuller detail about a stretch objective that goes by the moniker "X3 by '03." This goal calls for Tellabs to triple annual sales by the year 2003. As those of you who have been with us for a while will recall, in October 1995 Tellabs people embraced a "$2B by 2K" objective to achieve
$2 billion in annual revenue by the year 2000. As it looks that we will achieve that objective one year early, it's only appropriate that we set our sights on the next target -- $6 billion in revenue by 2003.
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Aside from the financial goals, there are a few other objectives we've set for ourselves that are admittedly harder to measure but probably more consequential in the long run. These include being better able to please our customers, get products to market with speed, and collect on the results of those efforts. Reducing days sales outstanding (DSO) is another of our objectives - one on which good progress was made during the quarter. Customer satisfaction, always near the top of our agenda, is our top priority, something that we're taking on with a little more vengeance now. John Vaughan, in a relatively new role as president of Tellabs Global Sales and Service, will champion that cause. Reducing time-to-market, the interval between product conceptualization and actual appearance in the marketplace, is an issue that bedevils a lot of companies. Brian Jackman, Tellabs President of Global Systems and Technology, is leading that effort for us. We'll keep you informed as these initiatives continue to unfold.

Looking forward, we continue to be optimistic about the balance of the year. The improving economic situation internationally and the robust economy in the United States, evidenced by the continuing demand for such things as Internet transport, Internet access and wireless services, augurs well for the continuing growth of the telecom infrastructure. We think we've got the right products to address that growth.

Sincerely,

/s Michael J. Birck

Michael J. Birck
President and
Chief Executive Officer

First Quarter Earnings Release (website link to this information which is attached hereto as Exhibit 99.2)
  Results of Operations
  Condensed Consolidated Balance Sheet

Common Stock Market Data
Tellabs' common stock is listed on The Nasdaq Stock Market under the symbol TLAB and appears in most daily newspaper stock tables as Telabs. At February 15, 1999, there were approximately 4,371 stockholders of record. Tellabs is a component of the Nasdaq-100 Index and the Standard & Poor's 500 Index.

10-K Report
Stockholders may obtain without charge a copy of the Tellabs 1998 Form 10-K as filed with the Securities and Exchange Commission upon request to:
Secretary
Tellabs, Inc.
4951 Indiana Avenue
Lisle, Illinois 60532 U.S.A.
Edgar Archives

For Tellabs investor relations contact:
Tom Scottino
+1.630.378.7504
tom.scottino@tellabs.com

Except for historical information, the matters discussed or incorporated by reference in this document are forward-looking statements that involve risks and uncertainties associated with competition, market growth, customer acceptance and timely availability of products and features, as well as other risks that may be detailed from time to time in the company's filings with the Securities and Exchange Commission. Tellabs' actual future results could differ materially from those discussed here. The company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events.
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                    APPENDIX A

DESCRIPTION OF GRAPHIC AND IMAGE MATERIAL
-----------------------------------------
Bar Graph of Gross Profit Margin (In Percentages)
Data Points: 1995-54.8%, 1996-57.3%, 1997-59.3%, 1998-58.6%, 1999-58.7%
             Results for 1999 are as of 4/02/99.

Bar Graph of Book Value per Share (Restated for Stock Splits in 1996
and 1995)
Data Points: 1995-$2.44, 1996-$3.29, 1997-$5.14, 1998-$7.08, 1999-$7.54
             Results for 1999 are as of 4/02/99.

Bar Graph of Return on Equity (In Percentages)
Data Points: 1995-31.9%, 1996-23.0%, 1997-34.6%, 1998-34.5%, 1999-34.6%
             Results for 1999 are as of 4/02/99.